April 10, 2017

VIA EDGAR AND FEDERAL EXPRESS

Shannon Sobotka

Office of Real Estate and Commodities

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2016

Filed February 14, 2017

File No. 1-10989

Dear Ms. Sobotka:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated March 30, 2017 from you to Robert F. Probst, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Recently Issued or Adopted Accounting Standards, page 99

1.     You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements but you do not expect its adoption to have a significant impact. In arriving at your conclusion you indicate that a substantial portion of your revenue consists of leasing arrangements. It appears that leasing revenues represent 43% of your total revenue. Please provide qualitative financial statement disclosures in future filings of the potential impact that this standard will have on your financial statements when adopted for your remaining revenue streams.  In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your

Ms. Shannon Sobotka
Securities and Exchange Commission

April 10, 2017

financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

As requested, the Company will provide qualitative and quantitative disclosures of the potential impact that our adoption of ASU 2014-09 will have on our financial statements in our future Exchange Act periodic reports.

We hope that the foregoing has been responsive to the Staff’s comments.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your March 30, 2017 letter, please call me at (312) 660-3725.

Very truly yours,

/s/ Robert F. Probst

Robert F. Probst

Executive Vice President and Chief Financial Officer

cc:                              Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, Chief Administrative Officer, General

  Counsel and Ethics and Compliance Officer of Ventas, Inc.